


MAR 01 2013

SECURITIES AND EXCHANGE COMMISSION
13031048

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JHS Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 East Kennedy Blvd.
(No. and Street)

Tampa (City) FL (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel D. Raulerson, CPA (813) 752-6604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson & Company, P.A. PCAOB # 3290
(Name – *if individual, state last, first, middle name*)

600 W. Dr. MLK Jr. Blvd (Address) Plant City (City) FL (State) 33563 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JHS Capital Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARTHA H. THREADGILL
MY COMMISSION # EE123104
EXPIRES August 26, 2015
(407) 398-0153
FloridaNotaryService.com

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

x (p) Independent Auditor's Report on SIPC Assessment

JHS CAPITAL ADVISORS, LLC
TAMPA, FLORIDA
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Raulerson
& Company, P.A.

JHS CAPITAL ADVISORS, LLC
TAMPA, FLORIDA
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2012

JHS CAPITAL ADVISORS, LLC
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2012

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Raulerson & Company, P.A.
Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

INDEPENDENT AUDITORS' REPORT

To the Member of
JHS Capital Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of JHS Capital Advisors, LLC (a Florida limited liability company), as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JHS Capital Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and ceratin additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
February 21, 2013

JHS CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

ASSETS		
Cash	$	569,538
Deposits With Clearing Firm		810,912
Marketable Securities		871,585
Receivables - Clearing Agent		1,664,081
Receivables - Other		1,116,792
Prepaid Expenses and Deposits		335,096
Advances to Affiliates		40,578
Property and Equipment - Net		519,969
Goodwill		2,671,402
TOTAL ASSETS	$	8,599,953

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	631,055
Accrued Expenses		415,987
Commissions Payable to Brokers		1,301,170
Payable to Clearing Firm		871,586
TOTAL LIABILITIES		3,219,798
TOTAL MEMBER'S EQUITY		5,380,155
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,599,953

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

JHS CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		
Commission and Transaction Income	$	29,073,629
Interest Income		73
TOTAL REVENUES		29,073,702
EXPENSES		
Payroll and Commission Expense		25,897,966
Legal Fees		3,352,748
Clearing Charges and Quote Fees		1,404,809
Office Supplies and Expense		1,047,779
Professional Fees		923,078
Loan Forgiveness		630,610
Insurance Expense		490,094
Utilities and Telephone		382,219
Rent		379,456
Travel and Entertainment		326,296
Depreciation		251,524
Broker Recruiting Expense		116,933
Conversion Expense		114,280
Registration Fees		106,609
Miscellaneous Expenses		30,462
Interest Expense		6,683
TOTAL EXPENSES		35,461,726
NET INCOME (LOSS) BEFORE INCOME TAXES		(6,388,024)
INCOME TAX EXPENSE		(4,152)
NET INCOME (LOSS)	$	(6,392,176)

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

JHS CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Balance - December 31, 2011	$	2,452,331
Member Distributions		-
Member Contributions		9,320,000
Net Income/(Loss)		(6,392,176)
Balance - December 31, 2012	$	5,380,155

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

JHS CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (6,392,176)
Adjustments to Reconcile Net Income to Net Cash Provided by (Used In) Operating Activities:	
Depreciation	251,524
Changes in Operating Assets and Liabilities:	
Deposits With Clearing Firm	(64,926)
Marketable Securities	(643,177)
Receivables - Clearing Agent	(749,456)
Receivables - Other	(1,034,753)
Prepaid Expenses and Deposits	(107,598)
Goodwill	(1,687,927)
Accounts Payable	349,744
Accrued Expenses	224,092
Commissions Payable to Brokers	458,380
Payable to Clearing Firm	643,179
Net Cash Provided By (Used in) Operating Activities	(8,753,094)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property and Equipment	(294,288)
CASH FLOWS FROM FINANCING ACTIVITIES	
Parent Contributed Capital	9,320,000
Affiliate Advances	103,378
Net Cash Provided By (Used In) Financing Activities	9,423,378
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	375,996
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	193,542
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 569,538
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest Paid	6,683

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

JHS CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - COMPANY ORGANIZATION AND NATURE OF BUSINESS

Company Operations

JHS Capital Advisors, LLC (the "Company" or "JHS"), is engaged in the securities and investment brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor and a member of the Securities Investor Protection Corporation ("SIPC").

JHS is a single member Florida limited liability company and a wholly owned subsidiary of JHS Capital Holdings, LLC (the "Parent Company") which is the sole managing member.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's ("the FIDC") current $250,000 limit. At December 31, 2012 the Company exceeded the federally insured limit by $438,628.

Accounting Method

The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide - "Audits of Brokers and Dealers in Securities." Customer transactions are recorded on a settlement date basis for financial statement and tax purposes. Direct business transactions are recorded on the cash basis as payment is received from the carrier. Proprietary trades and the related principal transactions revenues are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, are reported at fair value.

Customer Accounts

Customer Accounts - Fully Disclosed Basis

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets held at the clearing firm are executed and cleared on behalf of the Company by RBC Correspondent Services ("RBC") on a fully disclosed basis. The Company's agreement with RBC provides that as a clearing broker, RBC will make and keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to RBC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Customer Accounts - Directly Held Assets

Certain client assets are held away from RBC (i.e. investments in annuities, life insurance policies, mutual funds, REIT's etc.). All customer funds received, if any, are promptly transmitted directly to the carrier.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2012, there were no cash equivalents.

Marketable Securities

Proprietary securities transactions are recorded on the trade date and valued at fair market value. Amounts receivable and payable for security transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition and marked-to-market as needed.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. At December 31, 2012 no allowance was deemed necessary by management. The Company recognized a write-off of approximately $6,000 in uncollectable amounts during 2012.

Property and Equipment

Purchases of property and equipment are recorded at cost. Depreciation is provided on the straight-line method which is considered adequate for the recovery of the assets over their estimated useful lives, which ranges between 3 and 7 years. Depreciation expense totaled $251,524 for the year ended December 31, 2012. During the year, no assets were disposed of.

Property and Equipment primarily consists of equipment, furniture, and fixtures. Balances as of December 31, 2012 are as follows:

Property and Equipment - At Cost	$ 933,903
Less: Accumulated Depreciation	(413,934)
Property and Equipment - Net	$ 519,969

Goodwill Impairment Loss

The Company has recorded goodwill pursuant to various business acquisitions in an amount in excess of the cost of the acquisition cost over the fair value of acquired net assets. Subsequently, goodwill is written down only when, and if, impairment is identified and measured, based on future events and conditions. JHS tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. Management computed its fair value of the acquisitions based on the present value of the expected future cash flows from the acquired associates for the next five years. At the end of December 31, 2012, the implied fair value of the goodwill was $7,163,292 more than its $2,671,402 carrying amount. Accordingly, the Company did not recognize any impairment on December 31, 2012.

Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2013 and February 21, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The company has determined that there were no subsequent events.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $567,650 as of December 31, 2012. The Company's net capital ratio was approximately 4.10 to 1 at December 31, 2012.

NOTE 4 - ASSET PURCHASE

On April 10, 2012, JHS entered into an agreement with Paulson Investment Company, Inc., a wholly owned subsidiary of Paulson Capital Corporation (collectively "Paulson") to purchase Paulson's retail broker-dealer operations. As a direct result of the transaction, approximately 85 financial advisors and staff transitioned to JHS. The purchase allowed the Company to gain a larger presence in the Western United States and grow the business in accordance with its strategic plan.

The purchase price was calculated as a formula of the transferred assets. Goodwill and intangible assets recognized by this transaction in 2012 amounted to approximately $1.7 million.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company had a $40,578 receivable from an affiliate at December 31, 2012.

JHS CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 6 - LEASE COMMITMENTS

The Company conducts operations utilizing several leased facilities including its corporate facility. The future minimum lease payments on non-cancelable operating leases are as follows:

2013	$ 1,027,516
2014	980,902
2015	832,275
2016	459,514
2017	362,592
Thereafter	278,851
Total minimum lease payments	$ 3,941,650

Certain leases contain renewal options and escalation clauses. Rent expense for all operating leases for the year was $1,099,876.

The Company has one capital lease with the following minimum lease payments:

2013	$ 34,796
2014	23,197
Total minimum lease payments	$ 57,993

Capital lease payments in 2012 totaled $11,599.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, customer complaints may arise. Some of these complaints may lead to civil actions. The Company maintains errors and omissions insurance to reduce the risk associated with customer claims. The Company is subject to several FINRA arbitration matters as of December 31, 2012 stemming from acquisitions made by the Company. At this time, the Company does not currently believe any pending litigation will have a material effect on the financial position of the firm. The Company has not established a reserve at this time, as the amount of any potential loss is undeterminable.

Legal fees for defense costs, settlements and awards that fall outside of the scope of the errors and omissions insurance or are below the deductible are expensed as incurred and classifed as legal fees within the statement of income. In 2012, the Company incurred approximately $680,000 in legal fees and $2.7 million in legal settlements and/or awards primarily resulting from legacy issues of an acquired entity.

NOTE 8 - STATEMENT OF CASH FLOWS - NON-CASH TRANSACTIONS

During 2012, the Company's non-cash transactions included a $6,000 uncollectable receivables write-off.

SUPPLEMENTARY SCHEDULES

JHS CAPITAL ADVISORS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS		
Accounts Payable	$	619,644
Accrued Expenses		404,202
Commissions Payable to Brokers		1,301,170
TOTAL AGGREGATE INDEBTEDNESS	$	2,325,016
Total Member's Equity		5,380,155
TOTAL CAPITAL	$	5,380,155
DEDUCTIONS		
Petty Cash		100
FSA Account		7,229
Deposits		40,116
Annuity/Insurance/Trails		22,580
Receivables		1,116,790
Prepaid Expenses and Deposits		335,096
Property and Equipment - Net		519,969
Goodwill		2,671,403
Advances to Affiliates		40,578
Haircut Securities		58,644
TOTAL DEDUCTIONS		4,812,505
NET CAPITAL		567,650
REQUIRED NET CAPITAL		155,001
CAPITAL IN EXCESS OF REQUIREMENT	$	412,649
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.10 to 1

SEE INDEPENDENT AUDITORS' REPORT.

JHS CAPITAL ADVISORS, LLC
RECONCILIATION OF NET CAPITAL TO FORM X-17a-5
FOR THE YEAR ENDED DECEMBER 31, 2012

NET CAPITAL REPORTED ON DECEMBER 31, 2012 FORM X-17a-5	$	609,335
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL - FORM X-17a-5:		
Adjustment of Payables and Accrued Expenses		(41,685)
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL		(41,685)
NET CAPITAL AS ADJUSTED	$	567,650

SEE INDEPENDENT AUDITORS' REPORT.

REQUIRED REPORTS


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Raulerson & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

To the Member of
JHS Capital Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements of JHS Capital Advisors, LLC (the Company), for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
February 21, 2013


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Raulerson & Company, P.A.

Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

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INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
JHS Capital Advisors, LLC
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by JHS Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JHS Capital Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). JHS Capital Advisors, LLC's management is responsible for the JHS Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
February 21, 2013